Weibo Corporation

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

September 22, 2022

VIA EDGAR

Ms. Kathleen Collins

Ms. Joyce Sweeney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on March 10, 2022 (File No. 001-36397)

Dear Ms. Collins and Ms. Sweeney,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 26, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on March 10, 2022 (the “Form 20-F”) and the Company’s response letter submitted on July 22, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.	We note your response to prior comment 2. Please revise the definition of “China” and “PRC” to include Hong Kong and Macau and clarify that the only time “China” and “PRC” does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC.

In response to the Staff’s comment, the Company respectfully proposes to revise the definition of “China” and “PRC” as follows in its future Form 20-F filings:

•	“China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this annual report only, including Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan~~;

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

Additionally, clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

The Company respectfully advises the Staff that, although the Company’s products generally feature global access, other than one office and servers located in Hong Kong, it does not have substantial operations in Hong Kong or Macau.

The Company respectfully proposes to revise the below disclosure in the lead-in paragraph of “Summary of Risk Factors” at the beginning of “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings (with additions underlined):

“An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.”

Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout the prospectus, and the risks and consequences to you including the enforceability associated with those laws and regulations.

The Company respectfully proposes to revise below disclosure in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and executive officers reside outside the United States or Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between the mainland China and Hong Kong Special Administrative Region. Under the 2019 Arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgement recognition and enforcement. The 2019 Arrangement will come into effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in the Hong Kong Special Administrative Region. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Before the effectiveness of the 2019 Arrangement, it may be difficult or impossible to enforce a judgment rendered by a Hong Kong court in mainland China and vice versa, if the parties in dispute do not have a “choice of court” agreement in writing.”

Item 3. Key Information
Permissions Required from the PRC Authorities for Our Operations, page 5

2.	We note from the proposed revised disclosures in your response to prior comment 7 that you relied on your PRC counsel in determining that you are not required to obtain permissions from the CSRC and are not required to go through cybersecurity review by the CAC. Please confirm that you will provide the consent of counsel in future filings.

The Company confirms that it will provide such consent in its future Form 20-F filings.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

Financial Information Related to the VIEs, page 8

3.	We note your response and proposed revised disclosures to prior comment 9. Your disclosure, which indicates that the share of income (loss) of the VIEs represent the elimination of “investments” between the primary beneficiary of the VIEs and the VIEs’ subsidiaries appears to imply an equity relationship exists between the primary beneficiary and the VIE. Please tell us and further revise to clarify the intent of this line item. To the extent this relates to amounts paid by the VIE pursuant to contractual arrangements, tell us how this differs from the inter-company revenue and inter-company cost and expenses already disclosed and revise as necessary. Similar revisions should be made to the “investment in VIE” in the consolidating balance sheets.

The Company respectfully advises the Staff that “Share of income (loss) of the VIEs” represents the net income (loss) of the VIEs that was consolidated by their primary beneficiary for accounting purposes. This net income (loss) amount is different from the amounts paid by the VIE pursuant to contractual arrangements. The VIE would incur inter-company cost and expenses pursuant to contractual arrangements, and those cost and expenses would reduce the VIE’s net income.

In response to the Staff’s comment, the Company respectfully proposes to replace “Share of income (loss) of the VIEs” with “Income (loss) of the VIE”, replace “Investment in the VIEs” with “Net assets of the VIEs”, and revise footnote (3) to “It represents the elimination of net assets and income (loss) between the primary beneficiary of VIEs and VIEs and VIEs’ subsidiaries.” in its future Form 20-F filings, to avoid the implication that equity relationship exists between the primary beneficiary and the VIE.

Risk Factors
Summary of Risk Factors
“Risks Relating to Doing Business in China”, page 13

4.	We note your proposed revised disclosures in response to prior comment 12. Please further revise to clarify that your ADSs will be prohibited from trading in the U.S. under the HFCAA if the PCAOB is unable to inspect or fully investigate your auditors in 2024 or in 2023 if the proposed changes to the law are enacted.

The Staff’s comment is duly noted. The Company respectfully proposes to further revise the below disclosure in “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Relating to Doing Business in China” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, such as the Statement of Protocol that PCAOB signed on August 26, 2022 with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and the then state of events in relation to the Statement of Protocol.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

“Our ADSs ~~may be delisted and our ADSs and shares~~ will be prohibited from trading in the ~~over-the-counter market~~ United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect ~~or fully~~ and investigate ~~auditors~~ registered public accounting firms ~~located~~ in mainland China and Hong Kong completely~~. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024~~, or in 2023 if proposed changes to the law are enacted. ~~Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.~~ The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect ~~or fully~~ and investigate ~~auditors~~ registered public accounting firms ~~located~~ in mainland China and Hong Kong completely, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

5.	Please enhance the proposed risk factor provided in response to prior comment 10 to describe expressly, based on key material facts about the business, why you believe that you are not an investment company for purposes of section 3(a)(1)(C) of the Company Act. For example, in connection with describing the applicable test under section 3(a)(1)(C), please provide a representation regarding the approximate value of your investment securities as of a recent date.

In response to the Staff’s comment, the Company respectfully proposes to further make the underlined revisions to the proposed risk factor in its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. ~~Rather, we are primarily engaged in the business of operating a social media platform in China for people to create, discover and distribute content.~~ Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of operating a social media platform in China for people to create, discover and distribute content. As of June 30, 2022, our investment securities represented less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.”

Risks Relating to Our Business
We rely on assumptions and estimates to calculate certain key operating metrics..., page 25

6.	Please revise to clarify that you are unable to estimate the number or percentage of spam accounts included in your key operating metrics as indicated in your response to prior comment 13.

The Staff’s comment is duly noted. The Company respectfully proposes to make the underlined revisions to the relevant risk factor in its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

Our key operating metrics, including, but not limited to, the numbers of daily and monthly active users of Weibo, average spending per advertiser and number of advertisement customers, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We are also unable to estimate the number or percentage of spam accounts included in the numbers of daily and monthly active users of Weibo. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo. From time to time, we disable certain user accounts, make product changes, or take other actions to reduce the number of duplicate or false accounts among our users, which may also reduce the numbers of daily and monthly active users of Weibo in a particular period.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers, platform partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their spending or resources to Weibo, which could negatively affect our business and operating results.”

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 117

7.	We note from your response to prior comment 17 that at the end of fiscal 2020 the company restructured its sales team and eliminated the distinctions between key account (KA) and small medium-sized (SME) sales teams and merged the two teams together. Please reconcile this information with your disclosures on page 80 where you indicate that you transact business directly with KA customers or through their third-party advertising agencies and with SMEs primarily through your distribution networks. You further state that your sales team assists KA customers or their advertising agencies throughout their campaign cycle and you rely on distributors to support your SME customers. Please explain and revise your disclosures as necessary.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

The Staff’s comment is duly noted. The Company respectfully advises the Staff that in historical periods before 2021, the Company transacted business directly with key account customers or through third-party advertising agencies and with SMEs primarily through the Company’s distribution network. After the restructuring of sales team and the cessation of labelling customers by KA and SME customers at the end of fiscal year 2020, all types of customers can transact business either directly with the Company, or through third-party advertising agencies, based on their needs and preference. For customers who choose to transact with the Company via advertising agencies, the Company’s sales team will assist customers or their advertising agencies throughout their campaign cycle. With the development of the online advertising industry, the distinction between the services that can be provided by and the functions of advertising agencies and distributors gradually faded. To streamline the disclosure, the Company respectfully proposes to refer to the advertising agencies and distributors collectively as advertising agencies and reconcile the other related disclosure in its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

In response to the Staff’s comment, the Company respectfully proposes to further revise the disclosure for sales and marketing as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Sales and Marketing

We maintain our own sales operations team. In historical periods before 2021, we classified our advertising business by customer type, namely, key account (“KA”) and SME customers, and they were served by different sales force. The separation of sales force was mainly driven by the marketing needs of these two group of customers we observed. Back then, the marketing needs of KA customers were more brand-driven, which resulted in their focus on purchasing brand exposure products, while the marketing needs of SME customers were usually performance-driven. However, with the development of the online advertising industry and the expansion of Weibo’s business over the years, the distinction between the needs of KA and SME customers became less obvious and the classification of customer type by KA and SME customers no longer fits our internal management and operational objectives. In order to address the market demand more efficiently, we have restructured our sales team at the end of fiscal year 2020 by eliminating the distinctions between the KA and SME customer sales forces and merging the two teams together. We also stopped labelling the customers by KA and SME customers and ceased tracking their data separately from the beginning of the fiscal year of 2021. We were also aware that the advertising demands of both KA or SME customers have been shifting towards “branding-plus-performance”, and we have adjusted our advertisement products accordingly. We transact business either directly with ~~key account~~ customers or through third-party advertising agencies ~~and with SMEs primarily through or our distribution network~~.

Due to the expertise required to carry out an effective online marketing campaign, ~~key accounts usually~~ many customers prefer to hire advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of internet marketing and advertising services. Our sales team leverages Weibo’s unique position and advantages in social marketing to assist ~~key account~~ customers or their advertising agencies throughout their advertising campaign cycle, from designing advertisement campaigns and crafting advertisements in different formats to executing social marketing campaigns and providing analytical tracking.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

~~Our distribution network for SME customers includes local distributors throughout China. Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up their accounts with us, and engaging in other marketing and educational services aimed at acquiring customers. We have relied on distributors for several reasons. Our SME customer base in China is geographically diverse and fragmented, located in different regions in China. Moreover, SMEs are generally less experienced with online advertising and marketing as compared to large companies and, therefore, benefit from the support provided by distributors. Distributors serve as an efficient channel for us to reach SME customers throughout China and collect payments from them. We require distributors to staff dedicated customer service representatives for our SME customers. We provide periodic training programs to our distributors to maintain the service quality of our distributors and strengthen our relationships with them. In addition, we also offer marketing services through our self-service platform on Weibo.~~

…”

Tell us the amount of revenue generated from distributors for each period presented and how, if at all, such revenues compare to those generated from SME customers in the periods in which you tracked such data.

The Company respectfully advises the Staff that for customers who transact business with the Company through advertising agencies, the Company’s sales team works with the advertising agencies throughout the entire campaign cycle by providing online advertising services to customers directly and the Company recognizes revenues for the online advertising services provided to customers. Generally, the advertising agencies collect payments from the customers for the campaigns, including payment for online advertising services rendered by the Company and other professional services provided by the advertising agencies for execution of effective advertisements, and then settle with the Company the customers’ payment for online advertising services provided by the Company. As a result, the ultimate source of advertising and marketing revenues recognized by the Company is from the customers. Therefore, the Company believes it will not provide meaningful insight for investors by comparing the revenues from advertising agencies against revenues generated from SME customers in the periods in which the Company tracked the revenues from SME customers.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 22, 2022

Consolidated Financial Statements
Note 1. Operations, page F-9

8.	Please revise to include the information provided in response to prior comment 18 in future filings.

The Company undertakes to disclose the operations of WB Online Investment Limited and other major subsidiaries, major VIEs and major VIEs’ subsidiaries in its future Form 20-F fillings.

General

9.	Please address the following as it relates to the unconsolidated 40% Test worksheet (“Worksheet”) provided in connection with response to prior comment 20:

•	Column E of the Worksheet indicates that the company has no assets that it deems “Bad Subsidiaries and VIEs.” However, the structure chart provided in connection with your response shows that two of Weibo Corporation’s direct wholly-owned subsidiaries are “Bad Assets.” Explain this discrepancy and provide any additional information necessary to support your treatment of the various subsidiaries as “good” or “bad” assets.

•	Review the footnote to column L and provide any necessary corrections or clarifications.

•	Provide a more recent third-party valuation for column M (Off-Balance Sheet IP Assets) for Weibo Internet Technology (China) Co., Ltd.

The Company is submitting, under a separate cover and on a confidential, supplemental basis, its response to the Staff’s comment.

*            *           *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8262 8888 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

cc:	Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP